CORPORATE OFFICE
Law Department
37 North Valley Rd., Bldg. 4, PO Box 1764, Paoli, PA 19301-0801
Telephone: 610-889-5258 Fax: 215-323-9319
E-mail: robert.feit@ametek.com
December 19, 2007
Perry J. Hinden, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Re:	AMETEK, Inc. Definitive 14A Filed: March 12, 2007 SEC File No. 001-12981
Dear Mr. Hinden:
We are providing this letter to respond to the comments of the staff contained in your December 5, 2007 letter to the undersigned. Set forth below are the staff’s comments and our responses.
Determination of Competitive Compensation, page 23
1.	We note your response to our prior comment 5. Based on your response to prior comment 14, it appears you may have engaged in benchmarking the compensation of your named executive officers to the 500 companies in the Towers Perrin database. Specifically, you indicate in such response that “[th]e benchmarking methodology used to determine Mr. Hermance’s compensation is essentially the same as applied to our other named executive officers; no separate methodology was used to determine Mr. Hermance’s compensation.” Please clarify whether in fact you have engaged in any benchmarking of compensation of the named executive officers, and if so, disclose in future filings all of the component companies.
As disclosed in the Compensation Discussion and Analysis, one of our objectives in structuring our executive compensation is to provide compensation “that is competitive with compensation for executive officers providing comparable services, taking into account the size of our company or operating unit, as applicable.” We utilize the data provided by Towers Perrin to assist us in determining if we are meeting this objective. However, we do not rigidly apply this data in determining executive compensation. As described in the Compensation Discussion and Analysis, we view compensation as competitive if it is within a range of 15 percent above or below compensation amounts at the 50th percentile for comparable executives (see our response

Securities and Exchange Commission
December 19, 2007

to comment no. 2 for a discussion of the term “comparable executives”). Moreover, actual compensation is determined based on a number of other factors that are described in the Compensation Discussion and Analysis.
Based on the foregoing, we do not believe we are required to include in the Compensation Discussion and Analysis a listing of the approximately 500 companies in the Towers Perrin database.
Short-Term Incentive Program, page 24
2.	We note your response to our prior comment 5. You indicate in your response that total cash compensation at target levels for all executive officers was within the 15 percent range referred to in your response and that the disclosure in the Compensation Discussion and Analysis clearly indicates the premium over target levels actually paid out based on performance. It would appear then that you are able to derive from this information the range within which actual total cash compensation falls. Please disclose such information in future filings. For example to the extent that actual total cash compensation was within 25 to 30 percent above the dollar amount of compensation for comparable executives at the 50 percent level, please disclose this information. In addition, please also clarify in your future disclosures the meaning of “comparable executives.”
In future filings, we will disclose the range of percentages above or below the 50 percent level within which actual total cash compensation falls. In the “Determination of Competitive Compensation” section of the Compensation Discussion and Analysis, we noted that, as part of the process to help us determine the competitive level for each executive officer, the compensation consultant developed competitive compensation levels for “seasoned executives having similar responsibilities.” These executives are the persons we refer to as “comparable executives,” and we will clarify the meaning of the term in future filings.
Potential Payments Upon Termination or Change of Control, page 42
3.	We reissue the portion of our prior comment 17 relating to compensation levels. As an example of the disclosure we would like to see, we note that several of your named executive officers receive a multiple of their base salaries under their change of control agreements. Please discuss and analyze in future filings how the multipliers were negotiated and how and why the specified multipliers were agreed to by the company.
In future filings, we will discuss and analyze how the multipliers were determined and why we concluded the multipliers were appropriate.

Securities and Exchange Commission
December 19, 2007

Thank you for your consideration. If you have any further questions or comments, please address them to Alan Singer of our counsel, Morgan, Lewis & Bockius LLP, at 215-963-5224.
Sincerely,

AMETEK, Inc.

/s/ Robert S. Feit

By:	Robert S. Feit
Senior Vice President and General Counsel